UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BIOENVISION, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09059N100

(CUSIP Number)

Peter Wirth

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

(617) 252-7500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

July 10, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note.  Schedules filed in paper format shall include a signed orig inal and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09059N100		SCHEDULE 13D	Page 2 of 8

1.	Names of Reporting Persons. Genzyme Corporation I.R.S. Identification Nos. of above persons (entities only) 06-1047163

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 18,340,228(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 18,340,228(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,340,228(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.4%

14.	Type of Reporting Person (See Instructions) CO

(1)  Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Participating Preferred Stock into 4,500,000 shares of Common Stock and (ii) exercise of all 5,058,575 options to purchase Common Stock and 75,009 warrants to purchase Common Stock covered by Tender and Voting Agreements.

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1.	Names of Reporting Persons. Wichita Bio Corporation I.R.S. Identification Nos. of above persons (entities only) 41-2241310

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 18,340,228(1)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 18,340,228(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,340,228(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.4%

14.	Type of Reporting Person (See Instructions) CO

(1)  Assumes (i) full conversion of 2,250,000 shares of Series A Convertible Participating Preferred Stock into 4,500,000 shares of Common Stock and (ii) exercise of all 5,058,575 options to purchase Common Stock and 75,009 warrants to purchase Common Stock covered by Tender and Voting Agreements.

CUSIP No. 09059N100	SCHEDULE 13D	Page 4 of 8

EXPLANATORY NOTE

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on June 8, 2007 (as previously amended and supplemented, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response set forth in Item 3 of the Schedule 13D is hereby deleted and replaced with the following:

On May 29, 2007, the Reporting Persons and Bioenvision entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Wichita Bio has commenced a tender offer (the “Offer”) to acquire (i) all of the issued and outstanding common stock, $0.001 par value per share (the “Common Stock”) of Bioenvision, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 17, 2004, between Bioenvision and American Stock Transfer & Trust Company as rights agent, (together, the “Common Shares”) at $5.60 per share in cash (the “Common Stock Offer Price”) and (ii) all of the issued and outstanding shares of Series A Convertible Participating Preferred Stock, par value $0.001 per share, (the “Preferred Shares,” and together with the Common Shares, the “Bioenvision Shares”) of Bioenvision at $11.20 per share in cash (the “Preferred Stock Offer Price”), plus all accrued but unpaid dividends.  On July 2, 2007, the Reporting Persons waived the condition to the Offer requiring that there be validly tendered and not withdrawn prior to the Expiration Date (as defined in the Merger Agreement) that number of Common Shares which, when added to any Common Shares owned by the Reporting Persons, represents a majority of the issued and outstanding Common Shares (assuming, for purposes of such calculation, the exercise or conversion of all vested “in-the-money” options and “in-the-money” warrants).  Of note, the Merger Agreement contemplates that “in-the-money” options and “in-the-money” warrants will be cashed out at their spread, so the Reporting Persons do not expect that many options or any warrants will be exercised prior to a vote on the Merger Agreement.

The initial period of the Offer expired at 12:01 a.m. (New York City time) on July 10, 2007.  On July 10, 2007, Wichita Bio accepted for payment 8,706,644 Common Shares and 2,250,000 Preferred Shares that had been tendered and not withdrawn from the Offer, representing a total of 15.82% of the 55,035,740 outstanding Common Shares as of June 27, 2007 and 100% of the outstanding Preferred Shares as of June 27, 2007.  Included in these figures are 123,114 Common Shares tendered by notice of guaranteed delivery.  Genzyme provided all funding required by Wichita Bio in connection with the acceptance for payment of the Common and Preferred Shares on July 10, 2007 from cash on hand.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Genzyme and Wichita Bio entered into Tender and Voting Agreements (each, a “Tender and Voting Agreement”), dated as of the date of the Merger Agreement, with each of Perseus-Soros Biopharmaceutical Fund L.P., Andrew Schiff, Christopher Wood, David Luci, Hugh Griffith, Ian Abercrombie, James Scibetta, Joseph Cooper, Kristen Dunker, Michael Kauffman, Robert Sterling, Steven Elms and Thomas Scott Nelson (each, a “Stockholder” and, collectively, the “Stockholders”).  Pursuant to the Tender and Voting Agreements, the Stockholders tendered 5,434,409 Common Shares (representing 9.9% of the 55,035,740 outstanding Common Shares as of June 27, 2007) and 2,250,000 Preferred Shares (representing 100% of the outstanding Preferred Shares as of June 27, 2007).  As of July 10, 2007, the Stockholders held options to purchase 5,058,575 Common Shares and warrants to purchase 75,009 Common Shares (the “Stockholders’ Options and Warrants”).

Pursuant to the Tender and Voting Agreements, each Stockholder granted to each of Genzyme and Wichita Bio an irrevocable option to purchase the Common Shares and Preferred Shares held by such Stockholder, and any or all Common Shares issued or issuable upon the exercise of any options or warrants, subject to the terms of the Tender and Voting Agreement, for a purchase price equal to the Common Stock Offer Price for the Common Shares and the Preferred Stock Offer Price for the Preferred Shares.  In addition, pursuant to the Tender and Voting Agreement, each of the Stockholders agreed to, at any meeting of the stockholders of Bioenvision however called (or any action by written consent in lieu of a meeting) with respect to the Merger or the Merger Agreement or any adjournment thereof, appoint Genzyme as proxy for the Stockholder to vote and exercise all voting and related

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rights of such Stockholder of its beneficially held Common Shares and Preferred Shares in favor of the adoption and approval by Bioenvision of the Merger and the Merger Agreement and each of the transactions contemplated thereby.

Shared dispositive power with respect to the Stockholders’ Options and Warrants may be deemed to have been acquired through execution of the Tender and Voting Agreements. Genzyme has not expended any funds in connection with the execution of the Tender and Voting Agreements, except for the transaction expenses (funded from Genzyme’s working capital) otherwise to be incurred in connection with the Offer and the Merger.

Genzyme and Wichita Bio estimate that the total cash amount required to purchase the Shares tendered pursuant to the Offer and to cover estimated fees and expenses will be approximately U.S. $80,000,000. Genzyme or one of its affiliates will provide all remaining funding required by Wichita Bio in connection with the Merger from cash on hand.

A copy of the Merger Agreement is attached is included as Exhibit 2 to this Schedule 13D. A form of the Tender and Voting Agreement is included as Annex II to the Merger Agreement.  References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Tender and Voting Agreement included as Exhibit 2 to this Schedule 13D and which are incorporated herein in their entirety by this reference.  The information set forth and/or incorporated by reference in Item 6 is hereby incorporated by reference into this Item 3.

ITEM 4.   PURPOSE OF TRANSACTION.

The response set forth in Item 4 of the Schedule 13D is hereby deleted and replaced with the following:

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The purpose of entering into the Merger Agreement and the Tender and Voting Agreements, and the purpose of the Offer, was to enable the Reporting Persons to acquire control of, and ultimately the entire equity interest in, Bioenvision. On July 2, 2007, pursuant to the Merger Agreement, the Reporting Persons (a) waived the condition that there be validly tendered and not withdrawn prior to the Expiration Date that number of Common Shares which represents a majority of the issued and outstanding Common Shares (assuming, for purposes of such calculation, the exercise or conversion of all vested “in the money” options and “in the money” warrants) and (b) extended the Expiration Date until 12:01 a.m., New York City time, on July 10, 2007. As of 12:01 a.m., New York City time, on July 10, 2007, a total of approximately 8,706,644 Common Shares and 2,250,000 Preferred Shares were validly tendered and not withdrawn (including 123,114 Common Shares delivered through notices of guaranteed delivery), representing approximately 15.82% of the 55,035,740 outstanding Common Shares and 100% of the outstanding Preferred Shares, both as of June 27, 2007.

The Reporting Persons expect that they and Bioenvision will pursue the Merger pursuant to the Merger Agreement.  Since the Reporting Persons acquired less shares than required to adopt the Merger Agreement, there is no assurance that the Merger Agreement will be adopted.  If the Merger Agreement is not adopted, the Reporting Persons may dispose of Bioenvision securities either in the open market or in private transactions, depending on Bioenvision’s business, prospects and financial condition, the market for the Bioenvision’s securities, general economic conditions, money and stock market conditions and other future developments.  Subject to the terms of the Merger Agreement and Bioenvision’s shareholder rights plan, as well as Bioenvision’s business, prospects and financial condition, the market for the Bioenvision’s securities, general economic conditions, money and stock market conditions and other future developments, the Reporting Persons may make additional acquisitions of Bioenvision securities prior to the Bioenvision shareholder meeting to vote on the Merger or, if the Merger Agreement is not adopted, following such meeting.  The Reporting Persons may also hold discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of Bioenvision as a means of enhancing shareholder value.  The Reporting Persons may also convert the Preferred Shares into Common Shares at an approximately two-to-one ratio or exercise the rights and powers of the Preferred Shares, including requiring a separate class vote to

CUSIP No. 09059N100	SCHEDULE 13D	Page 6 of 8

approve, among other things, any merger or business combination of Bioenvision or to approve the authorization of any additional Common Shares.  The Reporting Persons’ suggestions, positions or actions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies, adopting, not adopting, or rescinding certain types of anti-takeover measures, including Bioenvision’s shareholder rights plan, or restructuring the company’s capitalization.

The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, Bioenvision will, except to the extent that Genzyme otherwise consents in writing and except as otherwise expressly provided in the Merger Agreement, carry on its business in the ordinary course, in substantially the same manner as it was conducted prior to signing the Merger Agreement and in compliance in all material respects with all applicable laws and regulations, pay its debts and taxes when due, subject to good faith disputes over such debts and taxes, and pay or perform other material obligations when due.  Without limiting the generality of the foregoing, without the prior written consent of Genzyme and except as otherwise specifically provided in the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, Bioenvision has agreed to observe the following covenants: (i) use its reasonable commercial efforts to preserve intact and keep available the services of present employees of Bioenvision and its subsidiaries; (ii) use reasonable commercial efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement; (iii) use reasonable efforts to preserve the business of Bioenvision, to develop, commercialize and pursue regulatory approvals for its product candidates and products and to advertise, promote and market its products, and use reasonable commercial efforts to keep its properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of its business on a basis consistent with past practice, and to perform and comply in all material respects with the terms of its material contracts; (iv) use its reasonable best efforts to preserve and protect its intellectual property; (v) take all reasonable actions necessary with respect to outstanding options and warrants to effectuate the terms of the Merger Agreement; and (vi) notify and consult with Genzyme promptly (A) after receipt of any material communication from any governmental entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a governmental entity, and (B) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

If the Merger is consummated, Genzyme intends to conduct a review of Bioenvision’s operations and business strategy with a view to determining how best to combine Bioenvision’s operations with those of Genzyme in order to streamline the commercialization of Bioenvision’s products and product candidates and to optimize operational effectiveness. Genzyme also plans to assess the various opportunities and risks associated with Bioenvision’s ongoing research and development efforts. Following a detailed assessment of the potential value of these programs, Genzyme will determine whether additional investment or dedication of resources is warranted.  If the Merger is not consummated, Genzyme does not intend to conduct such a review.

If permitted by applicable law, subsequent to the completion of the Merger, the Reporting Persons intend to delist the Common Shares from The Nasdaq Global Market. The Reporting Persons also intend to seek to cause Bioenvision to apply for termination of registration of the Common Shares under the Act, as soon after the completion of the Offer as the requirements for such termination are met.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any present plans, arrangements or understandings that relate to or would result in:

a)                      The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b)                     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

CUSIP No. 09059N100	SCHEDULE 13D	Page 7 of 8

c)                      A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)                     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)                      Any material change in the present capitalization or dividend policy of the issuer;

f)                        Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g)                     Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)                     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)                         A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)                         Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The response set forth in Item 5 of the Schedule 13D is hereby deleted and replaced with the following:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

a)                      As of the date hereof, the Reporting Persons own 8,706,644 Common Shares (representing 15.82% of the 55,035,740 outstanding Common Shares as of June 27, 2007) and 2,250,000 Preferred Shares (representing 100% of the outstanding Preferred Shares as of June 27, 2007).  Additionally, for purposes of Rule 13d-3 under the Exchange Act, as a result of entering into the Tender and Voting Agreements, the Reporting Persons may also be deemed to possess beneficial ownership of the Stockholders’ Options and Warrants (5,058,575 options to purchase Common Stock and 75,009 warrants to purchase Common Stock). Therefore, the Reporting Persons may be deemed to beneficially own an aggregate of 18,340,228 Common Shares, representing approximately 28.4% of the fully diluted outstanding shares (assuming exercise of Stockholders’ Options and Warrants and conversion of the Preferred Shares with no accrued but unpaid dividends). The Reporting Persons and the other persons listed on Schedule I hereto, however, disclaim beneficial ownership of the Stockholders’ Options and Warrants, and this statement shall not be construed as an admission the Reporting Persons or those listed on Schedule I hereto is the beneficial owner for any purpose of the Stockholders’ Options and Warrants.

Except as set forth in this Schedule 13D, to the best of Genzyme’s knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule I hereto owns any Bioenvision Shares.  Except as set forth in this Schedule 13D, to the best of Wichita Bio’s knowledge as of the date hereof, neither Wichita Bio nor any of its directors and executive officers named in Schedule I hereto owns any Bioenvision Shares.

b)                     As of the date hereof, the Reporting Persons have acquired the sole power to vote or direct the vote and to dispose or direct the disposition of 8,706,644 Common Shares and 2,250,000 Preferred Shares. For purposes of Rule 13d-3 under the Exchange Act, as a result of entering into the Tender and Voting

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Agreements, the Reporting Persons may also be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the Common Shares underlying the Stockholders’ Options and Warrants. Therefore, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of an aggregate of 18,340,228 Common Shares, representing approximately 28.4% of the fully diluted outstanding shares (assuming exercise of Stockholders’ Options and Warrants and conversion of the Preferred Shares with no accrued but unpaid dividends).

c)                      Except for the transactions described herein, to the best of Genzyme’s knowledge as of the date hereof, neither Genzyme nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Bioenvision Shares during the past 60 days.  Except for the transactions described herein, to the best of Wichita Bio’s knowledge as of the date hereof, neither Wichita Bio nor any of its directors and executive officers named in Schedule I hereto has effected any transaction in Bioenvision Shares during the past 60 days.

d)                     Other than the persons named in Schedule I hereto, to the best of the Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor the Reporting Persons’ directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Bioenvision Shares beneficially owned by the Reporting Persons. Other than the Stockholders identified in Item 3 that are party to the Tender and Voting Agreements in the form of Annex II to Exhibit 2 to this Schedule 13D and incorporated herein by reference, to the best of the Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor the Reporting Persons’ directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares underlying the Stockholders’ Options and Warrants beneficially owned by the Reporting Persons.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement, between Genzyme Corporation and Wichita Bio Corporation, dated June 8, 2007.*

2	Agreement and Plan of Merger, by and among Genzyme Corporation, Bioenvision, Inc. and Wichita Bio Corporation, dated May 29, 2007.*

*   Incorporated by reference to the statement on Schedule 13D filed by the Reporting Persons on June 8, 2007

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 10, 2007

GENZYME CORPORATION

	By:	/s/ Peter Wirth
		Name:	Peter Wirth
		Title:	Chief Legal Officer & Executive Vice President, Legal & Corporate Development

WICHITA BIO CORPORATION

	By:	/s/ Peter Wirth
		Name:	Peter Wirth
		Title:	Vice President & Secretary

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF GENZYME CORPORATION

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Genzyme.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Genzyme Corporation, 500 Kendall Street, Cambridge, MA 02142.

Directors

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer
Genzyme Corporation

Douglas A. Berthiaume
President and Chief Executive Officer
Waters Corporation (high technology manufacturer of high performance liquid chromatography instrumentation and consumables, and thermal analysis and mass spectrometry products used for analysis and purification)
34 Maple Street
Milford, Massachusetts  01757

Gail Koziara Boudreaux
Executive Vice President
Health Care Service Corporation
300 East Randolph Street
Chicago, Illinois 60601

Robert J. Carpenter
Executive Chairman of the Board
Peptimmune, Inc.
64 Sidney Street
Cambridge, Massachusetts 02139

Charles L. Cooney
Professor of Chemical and Biochemical Engineering
Massachusetts Institute of Technology
Room 56-469B
77 Massachusetts Avenue
Cambridge, Massachusetts 02139

Victor J. Dzau
Chancellor for Health Affairs and President and Chief Executive Officer
Duke University Medical Center and Health System
106 Davidson Building
Durham, North Carolina 27710

Connie Mack III
Senior Policy Advisor and Co-Chairman of the Government Relations Practice Group
King & Spalding LLP
1700 Pennsylvania Avenue, NW, Suite 200
Washington, DC 20006

Richard F. Syron
Chairman and Chief Executive Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, Virginia 22102

Executive Officers

Henri A. Termeer
Chairman of the Board, President and Chief Executive Officer
(See Above)

Earl M. Collier, Jr.
Executive Vice President, Cardiovascular and Oncology

Zoltan A. Csimma
Chief Human Resources Officer; Senior Vice President

Georges Gemayel, Ph.D.
Executive Vice President, Therapeutics

Richard A. Moscicki, M.D.
Chief Medical Officer; Senior Vice President, Clinical, Medical and Regulatory Affairs

Alan E. Smith, Ph.D.
Chief Scientific Officer; Senior Vice President, Research

Sandford D. Smith
Executive Vice President; President, International Group

Peter Wirth
Chief Legal Officer; Executive Vice President, Legal and Corporate Development; Secretary

Michael S. Wyzga
Chief Financial and Accounting Officer; Executive Vice President, Finance

DIRECTORS AND EXECUTIVE OFFICERS OF WICHITA BIO CORP.

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Wichita Bio.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Genzyme Corporation, 500 Kendall Street, Cambridge, MA 02142.

Directors

Henri A. Termeer

See above, under “Directors and Executive Officers of Genzyme Corporation”

Peter Wirth

See above, under “Directors and Executive Officers of Genzyme Corporation”

Executive Officers

Henri A. Termeer, Chief Executive Officer

Earl M. Collier, Jr., President

Michael S. Wyzga, Vice President & Treasurer

Peter Wirth, Vice President & Secretary

Mark J. Enyedy, Vice President